May 10, 2018
Ms. Kristi Marrone
Staff Accountant
Office of Real Estate and Commodities
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:     CyrusOne, Inc.(the “Company”)
Form 10-K for the fiscal year ended December 31, 2017
Filed February 22, 2018 (the “Form 10-K”)
File No 1-35789

Dear Ms. Marrone:

We are writing in response to the comment letter received by electronic mail, dated April 30, 2018, provided by the staff of the Division of Corporation Finance (the “Staff”). For ease of review, the comments are repeated below, followed by the Company’s response.

Comment:
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Scheduled Lease Expirations, page 48
1. We note that leases representing approximately 20% and 12% of your annualized rent are scheduled to expire in 2018 and 2019, respectively. Please tell us whether you considered disclosing the relationship between rent rates on the leases that expired in the reporting period and the rent rates on renewals or new leases on the same space. In future filings, consider providing narrative disclosure about the relationship between rents on leases scheduled to expire in the current period and management’s assessment of current market rents for the expiring space, or tell us why you believe such disclosure is either not practicable or not beneficial to investors.

Response:
As discussed in Part I, Item 1. Business of the Company’s Form 10-K, the Company operates in the data center sector, where we provide to our customers customized solutions for their data center facilities and information technology infrastructure requirements. Our facility design enables us to deliver different electrical power options, resiliencies, security options and other services for the same leased space at variable and unique pricing structures. In contrast with other real estate sectors (e.g. office buildings, shopping centers, residential, industrial), which have relatively limited services for a given space, our leasing revenue rate structure is more variable based on the associated service levels. For data center owners, the same space or even similar space can have significantly different rental rates based on the provided power, equipment requirements, security levels, interconnections ( internet connections between Company facilities, from Company facilities to private facilities and between private facilities) and other service needs. Accordingly, same space market rental rate comparisons are not as relevant as they may be in other real estate operations and in some cases may be misleading.

Partly because of the above factors, the Company presents a key operating metric to measure leasing activity referred to as “Recurring Rent Churn”. As presented on page 47 of the Form 10-K, we define

Recurring Rent Churn as any reduction in recurring rent due to customer terminations, service reductions or net pricing deductions as a percentage of rent at the beginning of the period, excluding the impact from metered power reimbursements or other usage-based or variable billing. Accordingly, Recurring Rent Churn includes a comprehensive measure of changes to rental rate, power availability and other service components for renewals and other leasing activity. Accordingly, because renewals can include changes in terms (power, leased space, service, etc.), we believe Recurring Rent Churn is a more informative measure for investors than same space measurements. We also believe Recurring Rent Churn provides a useful measure of comparison for investors between the Company and other data center REITs.

While in the past we considered disclosing the relationship between rent rates on the leases that expired in the reporting period and the rent rates on renewals or new leases on the same space in addition to our disclosures around Recurring Rent Churn, due to the evolution of our business and market dynamics and for the reasons described above, we have concluded that such disclosure would not be useful to investors. In that context, we reference our disclosure in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations regarding Recurring Rent Churn in the section “Scheduled Lease Expirations” on page 48 of our Form 10-K:
Scheduled Lease Expirations. Our ability to maintain low recurring rent churn and renew expiring customer leases on favorable terms will impact our results of operations. Our data center uncommitted capacity as of December 31, 2017, was approximately 1,098,000 NRSF. Excluding month-to-month leases, leases representing 10% and 9% of our total NRSF are scheduled to expire in 2018 and 2019, respectively. These leases represented approximately 20% and 12% of our annualized rent as of December 31, 2017. Month-to-month leases represented 3% of our annualized rent as of December 31, 2017. Recurring rent churn was 3.9% for the year ended December 31, 2017, as compared to 10.8%, which included company initiated churn of approximately 2.6%, for the year ended December 31, 2016. Our recurring rent churn for each quarter in 2017 ranged from 0.6% to 1.4%, in comparison to a range of 1.3% to 3.8% in 2016.

We also included similar disclosure in our discussions of period-on-period annual and quarterly revenue on pages 52 and 55 of the Form 10-K.

The Company also acknowledges the Staff’s comment to consider providing narrative disclosure about the relationship between rents on leases scheduled to expire in the current period and management’s assessment of current market rents for the expiring space. For the reasons discussed above, the Company believes that management’s assessment of current market rents for the expiring space would not be beneficial to investors. However, in future filings, if this belief changes the Company will consider providing such disclosures as appropriate, including by providing narrative disclosure in respect of any known trends in our leasing in accordance with Item 303 of Regulation S-K.

Comment:
Note 2. Formation and Recent Developments

Recent Developments, page 75
2. Please tell us how you have accounted for your investment in GDS. It appears that you have applied the cost method of accounting and recorded an unrealized gain on your investment as a component of accumulated other comprehensive income. However, we note that you refer to GDS as your “equity method investment” on page 82. In your response, tell us how you considered the fact that Mr.

Wojtaszek will join the GDS Board of Directors when determining the proper accounting treatment for this investment.

Response:
Regarding the first part of the comment, we did account for the investment, in accordance with ASC 323-10, under the Cost Method of accounting, where the investment is initially recorded at cost. Because the Company did not acquire the investment with the intent of selling and the security has a readily determinable fair value, the investment was classified as available-for-sale, whereby subsequent measurements are recorded at fair value. As an available-for-sale investment for the year ended December 31, 2017, the unrealized holding gains and losses were reported in other comprehensive income until realized. Accordingly, the Company’s Consolidated Statements of Comprehensive Income (Loss) and Consolidated Statements of Equity properly presented the unrealized gain on the equity investment.

In connection with the Company’s disclosure of recently issued accounting standards in Note 5 of the Notes to the Consolidated Financial Statements in the Form 10-K, the Company provided disclosures related to ASU 2016-01, “Financial Instruments”, which for the Company was effective and adopted January 1, 2018. The Company acknowledges that in that disclosure, it made a typographical error by including the word “method” in the phrase “our equity method investment”. In future filings, the Company will correct this typographical error as appropriate.

In evaluating the appropriate accounting method for its investment in GDS, the Company did consider its right to appoint a director to the GDS Board of Directors, as well as other relevant factors, in evaluating the Company’s ability to exercise significant influence over the operating and financial policies of GDS as provided in ASC 323-10-15-6.

As provided in ASC 323-10-15-8, an investment of less than 20% of the voting stock of any entity leads to a presumption that an investor does not have the ability to exercise significant influence unless such ability can be demonstrated. The Company’s investment in GDS represents less than 8% of the voting shares of GDS. Accordingly, there is a presumptive conclusion that we do not have the ability to exercise significant influence over GDS.

Though the Company is entitled to have a designee elected to the Board by June 23, 2018 (expected to be Mr. Wojtaszek), upon election the Company’s designee will be only one of 12 board members, and none of the other members are affiliated with the Company. Consequently, we do not believe that holding one of 12 board seats would create significant influence over GDS. Furthermore, GDS maintains its operations in the People’s Republic of China, a market geographically distinct from those in which the Company currently operates.

Accordingly, because these facts do not demonstrate our ability to exercise significant influence over GDS, we accounted for our investment in GDS under the Cost Method, as an available-for-sale security. The Company acknowledges the Staff’s comment and if the circumstances related to our investment in GDS change, the Company will re-evaluate the accounting method for the GDS investment as appropriate.

Please contact me at 469-289-2424 with any questions regarding the above response.

Sincerely,

/s/ Diane M. Morefield
Chief Financial Officer

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